Third Amendment to Transfer Agency Services Agreement

This Third Amendment (“Amendment”) is made as of February 7, 2017 (the “Effective Date”) between Stadion Investment Trust (the “Trust”), organized as a statutory trust under the laws of the State of Delaware, and ALPS Fund Services, Inc. (“ALPS”), a Colorado corporation.

WHEREAS, the Trust and ALPS previously entered into a Transfer Agency and Services Agreement dated January 17, 2013, as amended April 27, 2017 and August 7, 2017 (the “Agreement”);

WHEREAS, the Trust and ALPS wish to amend Sections 19(a) and 19(d) of the Agreement; and

WHEREAS, all capitalized terms used in the Amendment and not defined herein shall have the meaning ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below and other good and value consideration the sufficiency of which is acknowledged, the parties hereto, intending to be legally bound, agree that the Agreement shall be amended as follows:

1.	Section 19(a) is deleted and replaced in its entirety with the following:

(a)	Initial Term. This Agreement shall become effective April 27, 2017 (the “Start Date”) and shall continue thereafter throughout the period that ends three (3) years after the Start Date (the “Initial Term”).

Until the end of the Initial Term, this Agreement may be terminated without penalty only by (i) the agreement of the parties, (ii) due to the liquidation of the Funds, (iii) a conversion of the Funds to Exchange Traded Funds, if ALPS continues to be the service provider, or (iv) for cause pursuant to Section 19(c) hereof.

Until the end of the Initial Term, this Agreement may be terminated by the Trust with penalty as follows: (1) for reasons unrelated to (i)-(iii) above or 19(c) below; or (2) upon a change in control of Stadion Money Management, LLC (“Stadion”), or any entity that controls, directly or indirectly, in the aggregate, a majority of the voting interest of Stadion. Such termination shall require sixty (60) calendar days prior written notice delivered to ALPS. In the event of such termination with penalty, in the case of (1), the Trust shall pay to ALPS prior to the end of such sixty (60) calendar days, an amount equal to the fees due for the remaining amount of the Initial Term, which include any unpaid fees earned through the date of termination and the balance of all future annual base fees due under the remaining Term of the Agreement that follows the date of termination, as determined under the Fee Schedule to the Agreement; and in the case of (2) the penalty shall be limited to thirty thousand US dollars ($30,000.00).

2.	Section 19 (d) is deleted and replaced in its entirety with the following:

(d)	Deliveries Upon Termination. Upon termination of this Agreement, ALPS agrees to cooperate in the orderly transfer of transfer agent duties and shall deliver to the Trust or as otherwise directed by the Trust (in the case of termination by the Trust, at the expense of the Trust) all records and other documents made or accumulated in the performance of its duties for the Trust hereunder. In the event ALPS gives notice of termination under this Agreement, it will continue to provide the service contemplated hereunder after such termination at the contractual rate for up to 120 days, provided that the Trust uses all reasonable commercial efforts to appoint such replacement on a timely basis. In no event will ALPS be required to assist any new service or system provider in modifying or altering the ALPS’ or the new agent’s system software. Should either party exercise its rights to terminate, all reasonably out-or-pocket expenses or costs associated with the movement of the Funds’ records and material will be borne by the Trust. Additionally, ALPS reserves the right to charge a maximum of $25,000 for its de-conversion services determined in its commercially reasonable but sole discretion. Such de-conversion fees shall be exclusive of any termination penalties or damages under this Agreement.

Other than as amended hereby, all other provisions of the Agreement shall remain unchanged and remain in full force and effect. This Amendment shall be deemed to be an amendment to the Agreement and shall be governed, construed and interpreted in accordance with the laws of the State of Colorado, and the 1940 Act and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

STADION INVESTMENT TRUST		ALPS FUND SERVICES, INC.

By:	/s/ Judson Doherty	By:	/s/ Jeremy O. May
Name:	Judson Doherty	Name:	Jeremy O. May
Title:	President	Title:	President

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